

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

July 28, 2011

Via E-mail
Glenn D. Estrella
Chief Executive Officer
World Surveillance Group Inc.
State Road 405
Building M6-306A, Room 1400
Kennedy Space Center, FL 32815

> **Re:** **World Surveillance Group Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2011**
> **File No. 333-175307**

Dear Mr. Estrella:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your references to the fact that you "design, develop, market and sell" lighter-than-air unmanned aerial vehicles. However, we also note your disclosure on page seven that you have not yet sold any of your airships in the commercial marketplace. It appears that the only unmanned aerial vehicles you have built are the Argus One airship and the SkySat airship. We further note that you had no revenue for the three months ended March 31, 2011 and that current assets as of such date were $17,323. Please revise your disclosure throughout your registration statement to clearly distinguish between your current business operations and the operations you intend to perform in the future. Your revised disclosure should include management's estimated timetable for generating revenue with respect to both your unmanned aerial vehicle business and your GTC business.

2. Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data from Market Research Media Ltd. Confirm that this analysis is publicly available. Please highlight the specific portions that you are relying upon so that we can reference them easily. In addition, if any of this analysis has been prepared specifically for this filing, please file a consent from the relevant party. In addition, provide support for your statements that over $2 billion in lighter-than-air UVAV contracts have been issued by the Department of Defense and the market for UAVs has grown "significantly" over the last several years (pages 27-28).

3. We note your acquisition of GTC on May 25, 2011. Based on your disclosure, it appears that this was a significant acquisition for the company. Please explain to us your consideration of whether historical financial statements for GTC should be included in your registration statement pursuant to Article 8-04 of Regulation S-X. If significant, it would also be necessary for you to provide pro forma information pursuant to Article 8-05 of Regulation S-X. Refer to Article 11 of Regulation S-X for guidance in the preparation of pro forma information. Please include as part of your response to this comment, the details of your tests of significance prepared in accordance with Article 8-04(b) of Regulation S-X.

Market, Industry and Other Data

4. We note your characterization of market data as "generally reliable" and "inherently imprecise." Please explain.

Prospectus summary, page 1

5. In order to provide greater balance to your summary, include disclosure to address the following: (i) the risk that you may need to cease operations if you cannot obtain additional financing (as noted on page three); (ii) the risk that you have not yet sold any of your airships in the commercial marketplace (as noted on page seven); and (iii) the risks associated with your failure to generate revenue in the three month period ended March 31, 2011.

"We need to raise a significant amount of additional capital…" page 3

6. Please expand the heading of this risk factor to highlight your assertion that if you do not receive adequate additional financing you would likely have to delay, curtail, scale back or terminate some or all of your operations or possibly merge with or be acquired by another company.

7. Revise this risk factor to indicate that you will not receive any proceeds from this offering.

"We rely exclusively on our technical partner, Eastcor Engineering, for the development and commercialization of our products," page 4

8. Please clarify whether you have entered into any contracts with Eastcor Engineering governing your on-going relationship or any of your products.

"Our subsidiary GTC relies heavily on the Globalstar satellite network to provide its services and generate revenue," page 5

9. We note your statement that the deterioration of the Globalstar satellite constellation has impacted GTC's ability to provide reliable service on certain government contracts. Please expand your disclosure to provide additional information about these difficulties and indicate whether they may result in the termination of such contracts.

"We may not qualify as a U.S. government contractor…" page 8

10. Please revise your disclosure to clarify whether you, as the parent company of GTC, need to be qualified as a government contractor in order for GTC to qualify for new government contracts.

"Our airships are subject to significant governmental regulation…" page 8

11. Please revise your heading to indicate that the FAA currently does not allow any untethered flights by UAVs in commercial airspace in the U.S.

"We are subject to a number of lawsuits that could result in material judgments against us" page 9

12. Expand to discuss the material adverse effect (financially and operationally) settlement of the SEC's fraud lawsuit has had on the Company.

"The control deficiencies in our internal control over financial reporting may until remedied cause errors in our financial statements…" page 10

13. Please revise this risk factor to describe the nature of the control deficiencies you reference.

Management's Discussion and Analysis…, page 17

14. We note your disclosure on page 38 that your agreement with Growth Enterprise Fund, S.A. contains certain earn-out payments. Please describe these payments in your management's discussion and analysis and address their impact on your liquidity and capital resources.

Fiscal Year Ended December 31, 2010 Compared to Fiscal Year Ended December 31, 2009, page 19

15. Please identify the party who purchased the 50% interest in your SkySat airship and provide additional disclosure about the conditions upon which such entity or individual may acquire the remaining 50% interest. Confirm that GTC has paid the original purchase price in full. Note 3 to your financial statements seems to imply that full payment of the original purchase price remained at year-end.

Liquidity and Capital Resources, page 19

16. We note your disclosure that your funding commitment is subject to "a number" of conditions. Please expand your disclosure to identify these conditions.

17. We note that you may not have enough authorized shares available to fund your operations. Expand to discuss any plans to increase your number of authorized shares or conduct a reverse stock split.

18. Please revise your disclosure to provide a more detailed discussion of your plans to meet both your short-term and long-term liquidity needs. Such disclosure should specifically identify the costs associated with your growth strategy and address your accumulated deficit as well as your expectation that you will incur net losses from operations for at least the next several quarters (as noted on page four). Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33- 8350.

Contractual Obligations, page 23

19. Please revise your table to include notes payable or advise us why you believe they should not be included.

Products, page 25

WSGI, page 25

20. Please define "ISR".

GTC, page 26

21. Tell us your basis for your belief that if GTC is awarded the contracts for construction of satellite ground stations in Afghanistan, Africa and other locations," it will produce a highly profitable revenue stream over the next 18-24 months."

Technology, Research and Development, page 30

22. Clarify the nature of your intellectual property interest, if any, in the technology used to create the Argus One and expand your discussion to address any ownership interest Eastcor Engineering has in the Argus One.

Partners, page 31

23. Expand your disclosure to provide the terms of your relationship with Eastcor Engineering and L-3 Communications. File any relevant agreements with these entities as exhibits to your registration statement or tell us why such agreements are not required to be filed pursuant to Item 601 of Regulation S-K.

24. Expand your disclosure to provide the terms of the existing contracts between Globalstar and GTC. File any relevant agreements with these entities as exhibits to your registration statement or tell us why such agreements are not required to be filed pursuant to Item 601 of Regulation S-K.

Intellectual Property, page 32

25. We note your disclosure on page 32 that you have filed one provisional patent. Please indicate when you filed the patent application and clarify whether that technology was used for either your Argus One or SkySat airships.

Legal Proceedings, page 33

26. With regard to Hudson Bay Fund LP et al, you discuss an action filed June 16, 2009, a non-final Summary Judgment Order granted in March 2011, and a May 17, 2010 Settlement Agreement. The May 17, 2010 settlement date in the Hudson Bay Fund L.P. lawsuit appears incorrect. Please revise and also clarify what actions have been settled, and what actions are continuing. Further, please reconcile your revised disclosure here with your disclosure of litigation and contingencies on page F-18, as appropriate. In addition, clarify whether the shares have been issued to Hudson Bay as part of the settlement agreement.

27. If the warrant issued to Brio Capital was similar to the warrant issued to Hudson Bay and the matter is being adjudicated in the same court, tell us why a loss in the matter is not reasonably possible.

28. Please refer to your disclosure of matters involving Peter Khoury and Brio Capital and review your disclosure, both here and in Note 14 on page F-17, with respect to all legal proceedings that you are currently involved in to ensure that you identify (i) any and all damages sought, and (ii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may

have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible. Refer to ASC 450-20-50-3 and 450-20-50-4.

Information with Respect to Directors, page 36

29. In accordance with Item 401(e) of Regulation S-K, please describe in more detail Ms. Hulo and Major General Jackson's business experience in the last five years.

Arrangements or Understandings Regarding the Selection of Certain Directors, page 38

30. The first two sentences under this heading are contradictory. Please revise.

Compensation of Directors, page 41

31. We note that you are currently re-negotiating settlement and release agreements with Messrs. Christian and Hotz. Please expand your disclosure to indicate when you anticipate finalizing such agreements.

Potential Payments Upon Termination or Change of Control, page 46

32. We note that the amended employment agreement Mr. Estrella entered into on December 27, 2010 provides for a salary of $250,000 per year and has a minimum term of three years. We also note that under the employment agreement Mr. Estrella is entitled to all unpaid salary that would have been paid to him during the initial term.   Therefore, explain why only $375,000 (instead of $750,000) is disclosed in the table.

Consolidated Financial Statements, page F-1

Note 3

SkySat Sale, page F-11

33. It is unclear why the company accounted for the $250,000 investment in the SkySat aerial vehicle as revenue. Please provide us with your analysis and reference to authoritative literature used as guidance to support your treatment. In your response, please clarify whether, at the time of the transaction, it was GTC's intention to purchase the aerial vehicle, to help finance and potentially profit from its development, or if there was some other motivation for the investment.

Glenn D. Estrella
World Surveillance Group Inc.
July 28, 2011
Page 7

Note 7

Notes Payable, page F-12

    34. Please expand your disclosure to discuss the terms of any convertible debt outstanding at your balance sheet date.

Note 8

Warrants, page F-13

    35. Both here and in future filings, please disclose the assumptions used to calculate the fair value of your warrant liabilities.

Note 9. Share-based Compensation, page F-34

    36. Please disclose the assumptions used to calculate the fair value of stock options granted for each of the periods presented in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director